SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Loral Space & Communications Inc.

(Name of Issuer)

Voting common stock, par value $0.01 per share

(Title of Class of Securities)

543881106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 543881106	13G/A	Page 2 of 15

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 129,945**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 129,945**
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,945**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 543881106	13G/A	Page 3 of 15

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 129,945**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 129,945**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,945**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 543881106	13G/A	Page 4 of 15

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 129,945**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 129,945**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,945**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 543881106	13G/A	Page 5 of 15

1	NAME OF REPORTING PERSONS NexPoint Strategic Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,722**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,722**
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,722**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 543881106	13G/A	Page 6 of 15

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,722**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,722**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,722**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 543881106	13G/A	Page 7 of 15

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,722**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,722**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,722**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 543881106	13G/A	Page 8 of 15

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 686,400**
	6	SHARED VOTING POWER 1,235,191**
	7	SOLE DISPOSITIVE POWER 686,400**
	8	SHARED DISPOSITIVE POWER 1,235,191**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,591**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 543881106	13G/A	Page 9 of 15

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,921,591**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,921,591**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,591**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 543881106	13G/A	Page 10 of 15

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,065,258**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,065,258**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,065,258**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 7 to the Schedule 13G (this “Amendment”) is being filed on behalf of Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), NexPoint Strategic Opportunities Fund (formerly, NexPoint Credit Strategies Fund), a Delaware statutory trust (the “NexPoint Fund”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on October 2, 2012, as subsequently amended on February 14, 2013, as subsequently amended on February 14, 2014, as subsequently amended on February 17, 2015, as subsequently amended on February 11, 2016, as subsequently amended on February 10, 2017, as subsequently amended on February 14, 2018 (collectively, the “Original 13G”) by the Reporting Persons.

Dustin Norris is the Secretary of Strand XVI, James D. Dondero is the President of NexPoint GP, and James D. Dondero is the President of Strand and Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”). Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Global Fund. NexPoint GP is the general partner of NexPoint. NexPoint is the investment advisor to the NexPoint Fund. Strand is the general partner of Highland Capital. Highland Capital serves, indirectly, as the general partner to a private fund (the “HCM Fund” and collectively with the Global Fund and the NexPoint Fund, the “Funds”) and the investment advisor to Highland Services. This Amendment relates to the voting common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc., a Delaware corporation (the “Issuer”), held by (i) the Funds (ii) Highland Capital and (iii) Highland Services.

Item 4 Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

(a)

The Global Fund may be deemed the beneficial owner of 129,945 shares of Common Stock that it holds directly. Highland Fund Advisors, as the investment advisor to the Global Fund, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 129,945 shares of Common Stock held by the Global Fund.

The NexPoint Fund may be deemed the beneficial owner of 13,722 shares of Common Stock that it holds directly. NexPoint, as the investment advisor to the NexPoint Fund, and NexPoint GP, as the general partner of NexPoint, may be deemed the beneficial owners of the 13,722 shares of Common Stock held by the NexPoint Fund.

Highland Capital may be deemed the beneficial owner of the 686,400 shares of Common Stock it holds directly. As the indirect general partner of the HCM Fund and the investment advisor to Highland Services, Highland Capital and Strand, as the general partner of Highland Capital, may be deemed the beneficial owners of the 1,235,191 shares of Common Stock held by the HCM Fund and Highland Services.

Mr. Dondero may be deemed the beneficial owner of the 2,065,258 shares of Common Stock held by (i) the Funds (ii) Highland Capital and (iii) Highland Services.

(b)

The Global Fund, Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 0.6% of the outstanding shares of Common Stock held by the Global Fund. This percentage was determined by dividing 129,945, the number of shares of Common Stock held directly by the Global Fund, by 21,427,078, which is the number of shares of Common Stock outstanding as of November 5, 2018 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 7, 2018.

The NexPoint Fund, NexPoint and NexPoint GP may be deemed the beneficial owners of less than 0.1% of the outstanding shares of Common Stock held by the NexPoint Fund. This percentage was determined by dividing 13,722, the number of shares of Common Stock held directly by the NexPoint Fund, by 21,427,078, which is the number of shares of Common Stock outstanding as of November 5, 2018 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 7, 2018.

Highland Capital and Strand may be deemed the beneficial owner of 9.0% of the outstanding Common Stock. This percentage was determined by dividing 1,921,591, the number of shares of Common Stock held directly by (i) the HCM Fund, (ii) Highland Services and (ii) Highland Capital, by 21,427,078, which is the number of shares of Common Stock outstanding as of November 5, 2018 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 7, 2018.

Mr. Dondero may be deemed the beneficial owner of 9.6% of the outstanding Common Stock. This percentage was determined by dividing 2,065,258, the number of shares of Common Stock held directly by (i) the Funds, (ii) Highland Capital and (iii) Highland Services, by 21,427,078, which is the number of shares of Common Stock outstanding as of November 5, 2018 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 7, 2018.

(c)

The Global Fund has the sole power to vote and dispose of the 129,945 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 129,945 shares of Common Stock held by the Global Fund.

The NexPoint Fund has the sole power to vote and dispose of the 13,722 shares of Common Stock that it holds directly. NexPoint and NexPoint GP have the shared power to vote and dispose of the 13,722 shares of Common Stock held by the NexPoint Fund.

Highland Capital has the sole power to vote and dispose of the 686,400 shares of Common Stock it holds directly. Highland Capital and Strand have the shared power to vote and dispose of the 1,235,191 shares of Common Stock held by the HCM Fund and Highland Services.

Mr. Dondero has the shared power to vote and dispose of the 2,065,258 shares of Common Stock held by (i) the Funds, (ii) Highland Capital and (iii) Highland Services.

Item 10 Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

STRAND ADVISORS XVI, INC.

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

NEXPOINT STRATEGIC OPPORTUNITIES FUND

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

NEXPOINT ADVISORS GP, LLC

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero